NAV and NAV Per Share Calculation

We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. Our NAV will be calculated for each of these classes by State Street. approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace State Street with another party, including our Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by State Street.

Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, State Street will calculate our NAV per share for each class as of the last calendar day of each month following the escrow period, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation adviser, as finally determined and updated monthly by the Adviser, with review and confirmation for reasonableness by our independent valuation advisor, (2) our real estate-related securities for which third-party market quotes are available, (3) our other real estate-related securities, if any, and (4) our other assets and liabilities, including accruals of our operating revenues and expenses. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ.

At the conclusion of the escrow period, NAV for each class of shares will be equal to the net proceeds received by us from purchases of shares during the escrow period in each respective class, less our liabilities. Thereafter, beginning with the first full calendar month after we break escrow, at the end of each month, before taking into consideration additional issuances of shares of capital stock, repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) will be allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV. The NAV calculation will be available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. The net portfolio income will be calculated and accrued on the basis of data extracted from (1) the monthly budget for each property and at the Operating Partnership level, (2) material non-recurring events, including, but not limited to, capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to our properties when the Adviser becomes aware of such events and the relevant information is available and (3) material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of the date on which we break escrow for this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the date on which we break escrow for this offering. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand), the deduction of any other liabilities and the allocation of income and expenses, State Street will incorporate any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. Please see the hypothetical calculation in the paragraph below for an example of how the stockholder servicing fee will

affect the calculation of NAV of each applicable class of shares each month. At the close of business on the date that is one business day after each record date for any declared distribution, which we refer to as the "distribution adjustment date," our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

A hypothetical calculation illustrating the various components that are likely to impact our NAV on any given month is below. For purposes of this illustration, we assume that the calculation occurs on a hypothetical month during the first year of our operations that does not include any payment or accrual of distributions on our shares or any operating expenses other than the management fee and the performance participation allocation. As described above and in the footnote to the table below, each class of shares may have a different NAV per share because stockholder servicing fees will differ with respect to each class. Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month. The stockholder servicing fee for each applicable class of shares will be calculated by multiplying the accrued monthly stockholder servicing fee rate (1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of shares for that month, after adjustment for any net portfolio income or loss, unrealized/realized gains or losses on assets and liabilities, management fee expense and performance participation allocation accrual. All amounts shown in the hypothetical calculation below are for illustrative purposes only, are not indicative of our current or projected financial condition or performance and actual results could be materially different.

		Class T NAV	Class S NAV	Class D NAV	Class I NAV	Total NAV
A	Beginning NAV Before New Purchases for Hypothetical Month	$37,500,000	$37,500,000	$37,500,000	$37,500,000	$150,000,000
B	Share Purchases[1]	—	—	—	—	—
C	Beginning NAV After New Purchases for Hypothetical Month	$37,500,000	$37,500,000	$37,500,000	$37,500,000	$150,000,000
D	Net Portfolio Income (Loss) (Before Fees)	196,875	196,875	196,875	196,875	787,500
E	Unrealized/Realized Gains (Losses) on Assets and Liabilities	84,375	84,375	84,375	84,375	337,500
F	Management Fee (1/12th of 1.25% multiplied by the sum of C + D + E)	(39,356)	(39,356)	(39,356)	(39,356)	(157,424)
G	Performance Participation Allocation Accrual (accrual equal to 12.5% of the sum of D, E, F because Total Return exceeds Hurdle Amount by enough for full Catch-Up)	(30,237)	(30,237)	(30,237)	(30,237)	(120,948)
H	Stockholder Servicing Fee (1/12th of annual stockholder servicing fee rate; multiplied by the sum of C through G)	(23,570)	(23,570)	(7,857)	—	(54,997)
I	NAV Before Share Repurchases (Sum of C through H)	37,688,087	37,688,087	37,703,800	37,711,657	150,791,631
J	Share Repurchases[1]	—	—	—	—	—
K	Ending NAV for Hypothetical Month (Sum of I + J)	$37,688,087	$37,688,087	$37,703,800	$37,711,657	$150,791,631

applicable repurchase date, subject to any early repurchase deduction. Shares that have not been owned continuously by the same holder for at least one year would be repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests and has established limitations on the amount of funds the Company may use for repurchases during any calendar month and quarter. Further, the Company may modify, suspend or terminate the share repurchase plan.

4. Related Party Transactions

The Company intends to enter into an advisory agreement with the Adviser. Pursuant to the advisory agreement between the Company and the Adviser, the Adviser is responsible for sourcing, evaluating and monitoring the Company's investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company's assets, in accordance with the Company's investment objectives, guidelines, policies and limitations, subject to oversight by the Company's board of directors.

Certain affiliates of the Company, including the Adviser, will receive fees and compensation in connection with the offering and ongoing management of the assets of the Company. The Adviser will be paid a management fee equal to 1.25% of NAV per annum, payable monthly. The management fee will be paid, at the Adviser's election, in cash or shares or BREIT OP units. The Adviser has agreed to waive its management fee for the first six months following the date on which the initial proceeds the Offering are released from escrow.

The Company may retain certain of the Adviser's affiliates for necessary services relating to the Company's investments or its operations, including any administrative services, construction, special servicing, leasing, development, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, loan servicing, property, title and/or other types of insurance, management consulting and other similar operational matters. Any such arrangements will be on arm's-length terms and at competitive market rates. As of June 30, 2016 and March 31, 2016, the Company has not retained an affiliate of the Adviser for any such services.

The Special Limited Partner will hold a performance participation interest in the BREIT OP that entitles it to receive an allocation from BREIT OP equal to 12.5% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High Water Mark, with a Catch-Up (each term as will be defined in the BREIT OP limited partnership agreement). Such allocation will be made annually and accrue monthly.

In addition, Blackstone Advisory Partners L.P. (the "Dealer Manager") will serve as the dealer manager for the Offering. The Dealer Manager is a registered broker-dealer affiliated with the Adviser. The Company intends to enter into an agreement (the "Dealer Manager Agreement") with the Dealer Manager in connection with the Offering. The Company's obligations, under the Dealer Manager Agreement, to pay stockholder servicing fees with respect to the Class T, Class S and Class D shares distributed in the Offering shall survive until such shares are no longer outstanding (including because such shares converted into Class I shares).

The Dealer Manager will be entitled to receive selling commissions of up to 3.0%, and dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering. The Dealer Manager will be entitled to receive selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager will also receive a stockholder servicing fee of 0.75%, 0.75% and 0.25% per annum of the aggregate NAV of the Company's outstanding Class T shares, Class S shares and Class D shares, respectively. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share sold in the primary offering at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such share would exceed 8.75% of the gross proceeds from the sale of such share. The Company will accrue the cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the primary offering. There will not be a stockholder servicing fee with respect to Class I shares.